UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-29480

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

(Full title of the plan)

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2007 and 2006 and for the year ended December 31, 2007.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Report of Independent Registered Public Accounting Firm

KSOP Committee

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidencing supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules H, line 4i – Schedule of Assets (Held at End of Year) and line 4j – Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington

June 24, 2008

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Participant directed investments at fair value:
Registered investment company funds	$9,922,487	9,003,882
Money market funds	956,396	978,176
Participant loans	38,525	54,033

	10,917,408	10,036,091

Nonparticipant directed investments at fair value:
Heritage Financial Corporation common stock	9,087,076	10,900,571
Money market funds	25,126	4,386

	9,112,202	10,904,957

Total investments	20,029,610	20,941,048
Receivables:
Employer contributions	400,558	481,807
Participant contributions	—	34,591
Accrued investment income	3,947	4,586

Total receivables	404,505	520,984

Total assets	20,434,115	21,462,032

Liabilities:
Loan payable to Heritage Financial Corporation	643,232	740,309
Excess deferrals	—	450
Accounts payable and other	20,370	18,624
Pending trade	22,865	—

Total liabilities	686,467	759,383

Net assets available for benefits	$19,747,648	20,702,649

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Investment income/(loss):
Net depreciation in fair value of investments	$(1,820,382)
Interest	53,365
Dividends	661,543

(1,105,474)

Contributions:
Participant salary deferrals	860,387
Participant rollovers	3,941
Employer	648,581
ESOP loan payments	106,971

1,619,880

514,406

Benefits paid to participants	(1,305,749)
Administrative expenses	(104,455)
Interest expense	(59,203)

Total deductions	(1,469,407)

Net decrease	(955,001)
Net assets available for benefits, beginning of year	20,702,649

Net assets available for benefits, end of year	$19,747,648

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Employee Stock Ownership Plan (KSOP) Committee, which consists of certain officers and employees of the Company. U.S. Bank serves as the Trustee.

(b)	Eligibility

Employees of the Company are generally eligible to participate in the Plan after three months of service, providing they worked at least 250 hours during a three-month period and have reached the age of twenty-one.

(c)	Contributions

Participants may elect to contribute up to the lesser of 75% of their eligible compensation or $15,500 (in 2007), subject to certain limitations under the IRC. Additionally, participants over age 50 may make catch-up contributions up to $5,000 (in 2007). Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes contributions to participant accounts as follows:

1)	a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation.

2)	required contribution of 2% of the participant’s eligible compensation.

3)	discretionary contributions beyond the required 2% contribution.

4)	Employee Stock Ownership Plan (ESOP) allocation calculated based on the current year ESOP loan principal and interest payment. See note 3.

During 2007, the Company’s discretionary contribution totaled 2% of eligible compensation. Company contributions are made in the form of Heritage Financial Corporation common stock. Participants who do not have at least 1,000 hours of service during the Plan year are not eligible for the matching contributions. Participants who do not have at least 1,000 hours of service during the Plan year and are not employed on the last working day of a Plan year, are not eligible for an allocation of nonmatching Company contributions for that year except in the event of the

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

participant’s death, disability or retirement. Employer contributions to the Plan are invested primarily in shares of Company stock. In 2007, the Company met the minimum funding requirements as defined by ERISA.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings net of expenses. Allocations are made on a quarterly basis and based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Vesting

Vesting in the Company’s contributions plus earnings thereon is based on years of continuous service. Effective January 1, 2007, a participant’s matching contribution and all other employer contributions are 100% vested after six years of credited service or upon death, disability or retirement with 20% vesting at two years of service increasing by an additional 20% with each additional year of service. Prior to January 1, 2007, employer contributions were 100% vested after seven years of credited service or upon death, disability or retirement with 20% vesting at three years of service increasing by an additional 20% with each additional year of service.

(f)	Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. The Plan’s assets are maintained in funds and Company stock held in a trust account at U.S. Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among five registered investment company funds, a money market fund, and Company stock.

Participants may make changes to their deferral amounts and investment options for new deferrals and may reallocate their account at the beginning of each quarter. Contributions may be temporarily held as cash balances prior to the execution of the investment according to the participant’s direction.

Because investments in Company stock are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 20% of his or her 401(k) deferrals into Company stock.

(g)	Payment of Benefits

No distributions from the Plan are made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Distributions are made in cash, Company stock, or both.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum, installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity if the participant’s vested account balance is greater than $5,000.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for 6 months after the receipt of a hardship withdrawal.

The Plan has the right to automatically distribute participant accounts upon termination of service for participants with balances not exceeding $1,000 as a lump sum distribution.

(h)	Diversification

Prior to January 1, 2007, Participants who were at least age 55 with 10 years of participation in the Plan could elect to diversify a portion of their account invested in Company stock. The qualified election period was the six-year period commencing with the Plan year in which the participant became a qualified participant.

Effective January 1, 2007, participants may diversify their employer contribution accounts from Company stock to the other investment options.

(i)	Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(j)	Forfeitures

Forfeitures may be used to reduce employer contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $29,934 and $24,687, respectively. Forfeitures used to reduce employer contributions during 2007 totaled $29,929.

(k)	Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably not less than quarterly through payroll deductions. The interest rate on outstanding loans as of December 31, 2007 ranged from 4.25% to 6.50% and the loans mature through March 2014.

(l)	Administrative Expenses

Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. Some other expenses may be paid by the Company.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan allows participants to direct contributions into a money market fund, various registered investment company funds, and Company stock. Company contributions are initially invested in Company stock. The underlying investment securities of these funds and Company stock are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds and the Company stock, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment company funds and the Company stock are valued at quoted market prices. Fair value of the Company stock is based on the closing price of stock on the NASDAQ National Market System on the last trading day of the Plan year. Participant loans and money market funds are valued at cost.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

(e)	Payment of Benefits

Benefits are recorded when paid. At December 31, 2007 and 2006, benefits payable to participants totaled $86,451 and $135,839, respectively.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Leveraged ESOP Feature

The Plan purchased shares of the Company’s stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of 15 years funded by Company contributions to the trust fund.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the IRC.

The loan is collateralized by all unallocated shares of Company stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)	accounts of employees with rights in allocated stock and

(b)	stock not yet allocated to employees.

The Plan’s ESOP assets which, comprise one component of the nonparticipant directed stock investment at year-end, are summarized as follows:

	2007		2006
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$3,049,612	936,517	3,724,429	1,397,151
Cash	262	—	348	2
Accrued investment income	1	3	1	—
Pending transfers	(190,912)	—
Loan payable to Heritage Financial Corporation	—	(643,232)	—	(740,309)

Net ESOP assets	$2,858,963	293,288	3,724,778	656,844

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Pending stock diversification transfers represents participant requested diversification of ESOP stock to other investment funds settled over a two-week period after December 31, 2007.

The ESOP component’s change in net assets is summarized as follows:

	Year ended December 31, 2007
	Allocated	Unallocated
Heritage Financial Corporation common stock:
Net depreciation in fair value of investments	$(719,624)	(276,502)
Interest and dividends	122,155	49,353
Loan payments	—	106,971
Shares released	184,175	(184,175)
Fund transfers/Stock Diversifications	(235,133)	—
Distributions to participants	(202,083)	—
Administrative expense	(15,305)	—
Interest expense	—	(59,203)

Net decrease	(865,815)	(363,556)
Net assets, beginning of year	3,724,778	656,844

Net assets, end of year	$2,858,963	293,288

In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s stock. The loan matures January 2013 and is repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum.

The repayment schedule for principal is as follows:

Year ended December 31:
2008	$105,657
2009	114,996
2010	125,161
2011	136,223
Thereafter	161,195

Total	$643,232

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	2007	2006
Heritage Financial Corporation common stock	$9,087,076	10,900,571
Fidelity Advisory Mid Cap Fund, Class A	1,721,811	1,635,329
Frank Russell Equity I Fund, Class I	—	1,241,700
Frank Russell International Fund, Class I	—	1,278,267
Frank Russell Equity Q Fund, Class I	—	1,274,677
Frank Russell Lifepoints Equity Growth Strategy Fund, Class S	2,732,438	—
Frank Russell Lifepoints Balanced Strategy Fund, Class S	3,745,646	—
First American Equity Index Fund, Class Y	1,109,487	998,701

The Plan’s investments appreciated/depreciated during the year as follows:

	Year ended December 31, 2007
	Participant	Nonparticipant
	directed	directed	Total
Registered investment company funds	$425,623	—	425,623
Common stock	—	(2,246,005)	(2,246,005)

	$425,623	(2,246,005)	(1,820,382)

During the first quarter of 2007, the Trustee discontinued the following Frank Russell funds: International Fund, Fixed Income I Fund, Fixed Income III Fund, Equity I Fund, Equity II Fund, Equity Q fund and the Real Estate Securities Fund as funds available to the Plan. To replace these funds the Frank Russell Lifepoints Equity Growth Strategy Fund and Frank Russell Lifepoints Balanced Strategy Fund were purchased.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(5)	Nonparticipant directed investments

The following information details the net assets and changes in net assets available for benefits relating to the nonparticipant directed funds as of December 31, 2007 and 2006 and for the year ending December 31, 2007:

	2007	2006
Net assets:
Heritage Financial Corporation common stock	$9,087,076	10,900,571
Money market funds	25,126	4,386
Employer contributions receivable	400,558	481,807
Participant contributions receivable	—	3,730
Fund transfers/Stock Diversifications	(371,979)	—
Accrued investment income	44	33
Loan payable to Heritage Financial Corporation	(643,232)	(740,309)
Excess deferrals	—	(43)
Pending trade	(22,865)
Accounts payable and other benefits	(6,270)	(6,333)

	$8,468,458	10,643,842

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Year ended
December 31,
2007
Changes in net assets:
Investment income/(loss):
Net depreciation in fair value of investments	$(2,246,005)
Interest	1,559
Dividends	381,099
Contributions:
Participant salary deferrals	87,630
Participant rollovers	591
Employer	648,581
ESOP loan payments	106,971
Fund transfers	(468,995)
Loan payments	1,688

(1,486,881)

Deductions:
Benefits paid to participants	589,853
Administrative expenses	39,447
Interest expense	59,203

Total deductions	688,503

Net decrease	(2,175,384)

Net assets available for benefits, beginning of year	10,643,842

Net assets available for benefits, end of year	$8,468,458

The information related to the Heritage Financial Corporation Common Stock Fund included in the statements of net assets available for benefits and the above disclosure includes both participant and nonparticipant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be nonparticipant directed for purposes of this disclosure.

(6)	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

(7)	Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Related Party and Party in Interest Transactions

The Plan’s assets, which consist primarily of shares of Company stock, registered investment company funds, and U.S. Bank money market fund, are held by U.S. Bank, the trustee of the Plan. The Company’s contributions are held and managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan.

For the year ended December 31, 2007, the Plan paid U.S. Bank $49,181 for services as trustee and asset custodian of the Plan. For the year ended December 31, 2007, the Plan paid $55,274 to other service providers that are defined as a Party in Interest under ERISA.

(9)	Impact of New Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159 (SFAS 159), Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establish disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 for the Plan.

(10)	Subsequent Events

On May 21, 2008, the Board of Directors of Heritage approved that effective July 1, 2008, the Plan will be amended as follows:

•	Employer contributions will be made in cash instead of Company stock

•	Participants are eligible to contribute to the Plan upon reaching 18 years of age and commencing the first of the month following 30 days of employment

•	Participants aged 59 1/2 or older are eligible for in-service distributions

Effective July 1, 2008, named officers of the Company will serve as Trustees of the Plan replacing US Bank. AST Capital Trust Company will serve as the Plan Custodian with investment direction from the Plan Trustees and RBC Wealth Management will serve as investment advisors. Investments and participant accounts will be valued daily allowing participants to change elections and reallocate their accounts on a daily basis.

(11)	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$19,747,648	20,702,649
Amounts allocated to withdrawing participants	(86,451)	(135,839)

Net assets available for benefits per Schedule H of Form 5500	$19,661,197	20,566,810

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2007
Benefits paid to participants per the financial statements	$1,305,749
Less amounts allocated to withdrawing participants at end of prior year	(135,839)
Add amounts allocated to withdrawing participants at year-end	86,451

Benefits paid to participants per Schedule H of Form 5500	$1,256,361

The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2007
Per financial statements:
Net appreciation/depreciation in fair value of investments	$(1,820,382)
Interest and dividends	714,908

$(1,105,474)

Per Schedule H of Form 5500:
Interest	$53,365
Dividends	381,099
Net gain on sale of assets	117,745
Unrealized depreciation of assets	(2,363,750)
Net investment income from registered investment companies	706,067

$(1,105,474)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1618099

Plan Number: 003

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current value
	Participant directed investments:
	Registered investment company funds:
	Frank Russell Lifepoints Equity Growth Strategy Fund, Class S	221,429	shares	$2,991,395	2,732,438
	Frank Russell Lifepoints Balanced Strategy Fund, Class S	312,137	shares	3,984,593	3,745,646
	Fidelity Advisory Mid Cap Fund, Class A	73,834	shares	1,647,647	1,721,811
*	First American Equity Index Fund, Class Y	41,632	shares	899,305	1,109,487
	T. Rowe Price Blue Chip Growth Fund	15,240	shares	488,059	613,105
*	U.S. Bank – First American Prime Obligation Fund	956,396	units	956,396	956,396
*	Participant loans	Interest rates of 4.25% –6.50%, maturing through March 2014		38,525	38,525

				11,005,920	10,917,408

	Nonparticipant directed investments:
*	Heritage Financial Corporation common stock	456,637	shares	6,099,343	9,087,076
*	U.S. Bank – First American Prime Obligation Fund	25,126	units	25,126	25,126

				6,124,469	9,112,202

				$17,130,389	20,029,610

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1618099

Plan Number: 003

Form 5500, Schedule H, Line 4(j) – Schedule of Reportable Transactions

Year ended December 31, 2007

(a) Identity of party involved	(b) Description of assets	(c) Number of purchases	(d) Purchase price	(d) Number of sales or disbursements	(f) Selling price	(d) Book value at sale	(h) Net gain (loss)
Category (iii) – Series of transactions in excess of 5% of plan assets at January 1, 2007:
First American Prime Obligation	Money Market Fund	136	$1,513,443	133	1,492,707	1,492,707	—
Heritage Financial Corporation	Company Stock	64	1,112,941	48	303,196	185,455	117,741

Note: Participant and nonparticipant directed transactions are included in the company stock as it is not possible to segregate the transactions.

See accompanying report of independent registered public accounting firm.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007

Notes to Financial Statements

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Line 4j - Schedule of Reportable Transactions as of December 31, 2007

(b)	EXHIBIT

Exhibit 23 - Consent of KPMG, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused the annual report to be signed by the undersigned hereunto duly authorized.

Date: June 24, 2008	HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

	BY:	/s/ Brian L. Vance
	NAME:	Brian L. Vance
	TITLE:	President & Chief Executive Officer

	BY:	/s/ Donald J. Hinson
	NAME:	Donald J. Hinson
	TITLE:	Chief Financial Officer